UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41500

INTCHAINS GROUP LIMITED

(Exact name of registrant as specified in its charter)

c/o Building 16, Lane 999, Xinyuan South Road,

Lin-Gang Special Area,

Pudong, Shanghai, 201306

People’s Republic of China

+86 021 58961080

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Intchains Announces New Chief Financial Officer

Resignation of Chief Financial Officer

On August 28, 2026, the Board of Directors (the “Board”) of Intchains Group Limited (the “Company”) received and accepted the resignation of Mr. Chaowei Yan from his position as the Chief Financial Officer of the Company, effective August 31, 2026. Mr. Yan resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. The Board expressed its gratitude for his contributions and dedicated service to the Company.

Appointment of Chief Financial Officer

Effective September 1, 2026, the Board appointed Ms. Yue Zhuo as the Chief Financial Officer of the Company.

Ms. Zhuo, 34, has served as a financial professional on the Company’s finance team since September 2022, in such role she was responsible for financial management and financial reporting. Prior to joining the Company, Ms. Zhuo served as a financial planning and analysis professional at Alibaba Group from 2020 to 2022. From 2013 to 2020, she worked at Ernst & Young Hua Ming LLP, where she last served as an audit manager.

Ms. Zhuo received her bachelor’s degree in Japanese language with a secondary major in accounting from Shanghai University of Finance and Economics in June 2013. She has been a member of the Chinese Institute of Certified Public Accountants since 2016.

The Board believes Ms. Zhuo is qualified to serve as the Company’s Chief Financial Officer. Ms. Zhuo has no family relationships with any director or executive officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTCHAINS GROUP LIMITED

Date: September 1, 2026	By:	/s/ Qiang Ding
	Name:	Qiang Ding
	Title:	Chairman and Chief Executive Officer